Baru, Inc.
Elyria, OH

REVIEW REPORT

For the Year Ended December 31, 2019



THOMPSON, MᶜCONNELL, & HURST CPAs PLLC

716 S FIRST STREET
UNION CITY, TN 38261

TELEPHONE: (731) 885-9137
FAX: (731) 885-8309

JAMES W THOMSPON, CPA (RETIRED)
JOHNNY McCONNELL, CPA
TREVOR HURST, CPA

MEMBER OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of
Baru, Inc.
Elyria, OH

We have reviewed the accompanying financial statements of Baru, Inc. (a C corp), which comprise the balance sheet as of December 31, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the 6 months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Thompson, McConnell & Hurst, CPAs, PLLC
Union City, TN 38261
May 14, 2020

BARU, INC.
BALANCE SHEET
December 31, 2019

ASSETS

		2019
CURRENT ASSETS		
Cash and cash equivalents	$	565
Accounts receivable		242
Prepaid expenses and other current assets		1,685
TOTAL CURRENT ASSETS	$	2,492
TOTAL ASSETS	$	2,492

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	5,500
TOTAL CURRENT LIABILITIES	$	5,500
TOTAL LIABILITIES	$	5,500

STOCKHOLDER'S EQUITY

Common stock, authorized 1,000,000 shares, issued and outstanding 20,000		-
Additional paid in capital		125,000
Retained Earnings		(128,008)
TOTAL STOCKHOLDER'S EQUITY		(3,008)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,492

See Independent Accountant's Review Report and Accompanying Notes to Financial Statements.

BARU, INC.
STATEMENTS OF INCOME
For The Year Ended December 31, 2019

		2019
NET SALES	$	2,220
COST OF GOODS SOLD		2,230
GROSS PROFIT	$	(10)
OPERATING EXPENSES		
Advertising		1,837
Bank Fees		8
Contract Labor		64,075
Insurance		1,038
Meal and Entertainment		615
Miscellaneous		2,670
Office		3,133
Taxes and Licenses		25
Professional Fees		27,648
Rent		405
Research and Development		4,262
Travel	$	22,282
TOTAL OPERATING EXPENSES	$	127,998
NET INCOME (LOSS)	$	(128,008)

See Independent Accountant's Review Report and Accompanying Notes to Financial Statements.

3

BARU, INC.
STATEMENTS OF RETAINED EARNINGS
For the Year Ended December 31, 2019

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-In Capital	(Accumulated Deficit)	Total
Beginning Balance, July 1, 2019	-	-	-	-	-
Additional Paid-In Capital	20,000	-	125,000	-	125,000
Net income	-	-	-	(128,008)	(128,008)
Ending Balance, December 31, 2019	20,000	$ -	$ 125,000	$ (128,008)	$ (3,008)

BARU, INC.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2019

	2019
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	(128,008)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
(Increase) decrease in assets:	
Accounts receivable	(242)
Prepaid expenses and other current assets	(1,684)
Increase (decrease) in liabilities:	
Accounts payable	5,500
Net cash provided by operating activities	**$ (124,434)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash inflow from investors	125,000
Net cash provided by investing activities	**$ 125,000**
NET CASH INCREASE	**$ 566**
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	**$ 566**
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

Baru, Inc.
Elyria, OH
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2019

Baru, Inc.

1. **Summary of Significant Accounting Policies**

   a. The Company operates an online retail business with a focus on custom built furniture. The furniture is built on-demand to exact dimensions and specifications by unaffiliated brokers. The Company started its operations in July of 2019.

   b. The Company does not have a physical address due to all sales being made online and the furniture being built by unaffiliated brokers. The mailing address is an Ohio address.

   c. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

   d. The financial statements are prepared on the accrual basis.

   e. The Company does not have inventory due to the furniture being custom built to exact specifications. The Company contracts with CNC machinists to custom build the furniture. Deliver takes place after the build is complete. The furniture never goes back to the Company.

   f. The Company does not have any property and equipment.

   g. The Company does not have payroll expenses, so therefore the Company has no accrual for vacation or sick leave.

   h. The Company has elected to be taxed as a C Corporation. As such the corporation's income is subject to tax at the corporate rates for federal and state taxes.

      The Company's income tax filings are subject to audit by various taxing authorities. The Company believes its estimates are appropriate based on current facts and circumstances.

   i. No provision has been made for doubtful accounts as of December 31, 2019 as management considers all accounts fully collectible. Accounts over 90 days are minimal. Management writes off delinquent accounts after reasonable collection efforts are made and the accounts appear uncollectible. The Company had no bad debt expense as of December 31, 2019.

   j. The Company expenses advertising costs as incurred. Advertising expense was $1,837. Advertising consisted of print, signage and sponsorships.

   k. Management has evaluated subsequent events through May 14, 2020, the date on which the financial statements were available to be issued.

2. **Cash and Cash Equivalents**

   At year end, the Company had a cash balance of $565. This amount was entirely in one bank account.

3. **Notes Payable**

   The Company had no debt obligations as of December 31, 2019

4. **Professional Fees**

The Company had professional and legal fees in the amount of $27,648. The account consists of expenses derived from the setup of the business's marketing hubspot, patent, and business platform.

5. **Contract Labor**

The Company had contract labor expenses in the amount of $64,075. This account consists of expenses derived from website and mobile application development.

6. **Income Taxes**

The Company has elected to be treated as a subchapter C Corporation. As of the review report date, the Company had not filed the federal Form 1120 or any applicable state returns. An extension of time to file the returns was applied for.

7. **Additional Paid in Capital**

The Company received capital injections in the amount of $125,000 from three different investors during calendar year 2019. These investors will have the option to convert these investments into preferred stock at a future date.

8. **Related Party Transactions**

The Company did not have any related party transactions as of December 31, 2019.

9. **Subsequent Events**

The Company had no subsequent activity that would be material or misleading to the financial statements.